SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM HOLDING COMPANY S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963
Publicly-Held Company

MATERIAL FACT NOTICE

TIM PARTICIPAÇÕES S.A. (“Company”), in light of “Ofício/CVM/SEP/SRE/Nº 63/07” and based on the provisions of Brazilian Law 6.404/76 and CVM Ruling 358/02, hereby informs its shareholders, the market in general and other interested parties, as follows:

1. The “O Valor Econômico” newspaper, in an article published in its edition of May 2nd, 2007 under the heading “Mudança na TI pode gerar oferta no Brasil” (“Change in TI may yield an offer in Brazil”), disclosed news on the sale by the shareholders of Olimpia SpA (“Olimpia”) of their respective holdings in Olimpia and the need for a public tender for the acquisition of common shares, as provided for in Article 254-A of Law 6,404/76, as a result of that transaction.

2. In light of the article mentioned above and in compliance with “Ofício/CVM/SEP/SRE/Nº 63/07”, the Company promptly contacted its indirect controller, Telecom Italia SpA (“Telecom Italia”), to obtain the clarifications sought by the “Comissão de Valores Mobiliários – CVM”. The information supplied by Telecom Italia is described in items 3, 4, 5, 6 and 7 below.

3. As provided for in the Material Fact disclosed by the Company on May 1st, 2007, the shareholders of Olimpia, namely Pirelli & C. SpA (“Pirelli”), Sintonia SpA and Sintonia SA, reached an agreement in connection with the sale of the totality of their respective shareholdings in Olimpia to a company owned by Assicurazioni Generali SpA, Intesa San Paolo SpA, Mediobanca SpA, Sintonia SA and Telefonica SA. In this sense, and according to information supplied to Telecom Italia, which is the same information available to the public and that was disclosed by the parties to the transaction, such transaction will result in a change in the shareholdings of Olimpia.

4. Olimpia holds an equity interest of approximately 18% of the voting capital of Telecom Italia and at the moment such interest is not defined as control by CONSOB, the Italian Securities and Exchange Commission.

5. Telecom Italia became aware of the content of the press releases disclosed by the different parties to the transaction (therein included the release disclosed by Telefonica SA),

but remains with no knowledge of the precise terms of the agreements entered into by the parties.

6. Assicurazioni Generali SpA, Intesa Sanpaolo SpA, Mediobanca SpA and Sintonia SA, by means of a joint press release disclosed early yesterday morning, clarified that the shareholders’ agreements of Telco (the company destined to acquire 100% of the capital of Olimpia and to receive from Generali and Mediobanca 5.6% of the capital of Telecom Italia, with the possibility of ulterior and successive contributions by Telco’s shareholders up to the limit of 30% of the voting capital of Telecom Italia, therein included any Telecom Italia shares held directly by such shareholders) will be published within the deadline provided for in the relevant Italian law.

7. According to the applicable Italian law, shareholders’ agreements must be published in the media in summary form within ten days counted from their execution and filed with the competent company registry within fifteen days.

8. Finally, the Company will make available in the IPE system Portuguese translations of the joint press release issued by Pirelli, Sintonia SpA and Sintonia SA and that was disclosed by the Company last May 1st and of the joint press release issued by Assicurazioni Generali SpA, Intensa Sanpaolo SpA, Mediobanca SpA and Sintonia SA on May 2nd.

Rio de Janeiro, May 3rd, 2007

Stefano De Angelis
Investor Relations Officer
TIM PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 04, 2007	By:	/s/ Stefano De Angelis

Name: Stefano De Angelis
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.